Wyndham Hotels & Resorts, Inc.

22 Sylvan Way

Parsippany, New Jersey 07054

April 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549
Attn: Ameen Hamady and Shannon Menjivar

Re:	Wyndham Hotels & Resorts, Inc.
Form 10-K for the year ended December 31, 2020 File No. 001-38432

Dear Mr. Hamaday and Ms. Menjivar:

On behalf of Wyndham Hotels & Resorts, Inc., a Delaware corporation (the “Company”), please find our responses to the comment letter to Ms. Michele Allen, the Chief Financial Officer of the Company, dated April 14, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.

Comment:

Form 10-K for the year ended December 31, 2020

Critical Accounting Estimates and Policies

Impairment of Long Lived Assets, page 42

1.             Please expand your disclosures to identify the number of reporting units where goodwill is allocated and tested for impairment. Additionally, please indicate whether the fair value substantially exceeds book value for all reporting units. If the fair value of any reporting unit does not substantially exceed book value, please identify the reporting unit and provide the following:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 34-48960.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has three reporting units where goodwill is allocated and tested for impairment: Hotel Franchising, Hotel Management and Owned Hotels. The Company advises the Staff that the fair value of both its Hotel Franchising and Hotel Management reporting units, as of the reporting date, substantially exceeded their carrying value by over 400%. With respect to its Owned Hotel reporting unit, the Company disclosed on Page F-24 of Footnote 8 – Intangible Assets of its 2020 10-K filing that it had no remaining goodwill balance.

The Company advises the Staff that it will adjust future filings to include disclosure that it has three reporting units beginning with its Form 10-Q for the period ended March 31, 2021, and it will provide further disclosure that the fair value of its Hotel Franchising and Hotel Management reporting units significantly exceed their carrying value, if still applicable, in future filings on Form 10-K.

Comment:

Accounts Receivable, page F-20

2.             We note that the provisions for the allowance for doubtful accounts was $37 million, $16 million and $8 million for each of the fiscal years 2020, 2019 and 2018, respectively. Please tell us more about the factors that led to the significant increase in the provision recognized during fiscal year 2020. Please ensure that the Company’s MD&A disclosures fully address the facts and circumstances that drove the change and whether the disproportionate fluctuations in trends are expected to recur. See Item 303(a)(3)(i) and (ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company adopted the new accounting guidance, ASU 2016-13, Measurement of Credit Losses on Financial Instruments on January 1, 2020. Since adoption, the Company measures the expected credit losses of its receivables on a collective (pool) basis which aggregates receivables with similar risk characteristics and uses historical collection attrition rates for periods ranging from seven to ten years to estimate its expected credit losses. As a result of the impact that the coronavirus pandemic (“COVID-19”) had on our franchised hotels, the aging of accounts receivables deteriorated significantly throughout 2020. In addition, to assist our franchisees in this difficult time we provided payment relief by deferring receivables and suspending interest charges and late fees from April 2020 through September 1, 2020 which has been disclosed in the Company’s MD&A. This action resulted in a further deterioration of the accounts receivable aging. As a result, in accordance with ASU 2016-13, the provision for doubtful accounts increased $21 million or 131%.

On page 31 of the Company’s December 31, 2020 Form 10-K, the Company believes it provided disclosures in MD&A that fully address the facts and circumstances that drove the change in operating and general and administrative expenses and whether the disproportionate fluctuations in trends are expected to recur. For 2020, the operating and general and administrative expenses decreased $69 million due to the significant cost containment efforts the Company implemented in response to COVID-19. As such, the increase in the provision for doubtful accounts was not significant in relation to other changes in expenses and accordingly was not specifically described in MD&A. In future filings, when the provision for doubtful accounts changes significantly in relation to other changes in expenses, the Company will disclose the facts and circumstances that drove such change.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact me at (973) 753-7682.

Very truly yours,

WYNDHAM HOTELS & RESORTS, INC.

By:	/s/ Michele Allen
Name:	Michele Allen
Title:	Chief Financial Officer

cc:	Kirkland & Ellis LLP
Deloitte & Touche LLP

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